                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1    )*
                                          ---------

                         AVIC GROUP INTERNATIONAL, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   002348100
           ----------------------------------------------------------
                                 (CUSIP Number)

Joseph R. Wright, Jr., c/o AVIC Group International, Inc.
599 Lexington Avenue, 44th Floor, New York, New York 10022  (212) 319-9160
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 1, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 002348100                                       Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Joseph R. Wright, Jr.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*     00-187,500 shares issued in lieu of salary
                          00-4,500,000 shares underlying stock options granted
        PF - 110,000 shares            by the issuer
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A./New York
-------------------------------------------------------------------------------

                             (7)  SOLE VOTING POWER

        NUMBER OF                 4,797,500
         SHARES              --------------------------------------------------
      BENEFICIALLY           (8)  SHARED VOTING POWER
        OWNED BY
         EACH                     NONE
       REPORTING             --------------------------------------------------
        PERSON
         WITH                (9)  SOLE DISPOSITIVE POWER

                                  4,797,500
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         4,797,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         13.42%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  3  of  6  Pages
                                                               ---    ---

                              AVIC GROUP INTERNATIONAL, INC.

                                    AMENDMENT NO. 1 TO

                                      SCHEDULE 13 D

                                      April 25, 1997


1.   SECURITY AND ISSUER

     Common Stock
     AVIC Group International, Inc.
     599 Lexington Avenue
     44th Floor
     New York, New York 10022

2.   IDENTITY AND BACKGROUND

     a.   Joseph R. Wright, Jr.

     b. Mr. Wright is the President, Chief Executive Officer and Chairman of the Board of Directors of AVIC Group International, Inc. (the "Company"). The address of AVIC Group International, Inc. is 599 Lexington Avenue, 44th Floor, New York, New York 10022.

     c.   AVIC Group International, Inc.
          599 Lexington Avenue
          44th Floor
          New York, New York 10022

     d.   Not applicable
     e.   Not applicable
     f.   U.S.A.

3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION,

4.   PURPOSE OF TRANSACTION, and

5.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

     RESPECT TO SECURITIES OF THE ISSUER.


     The Company entered into a five (5) year employment agreement dated as of April 15, 1995, and as amended on November 21, 1995 and September 12, 1996, with Joseph R. Wright, Jr., pursuant to which Mr. Wright agreed to serve as the Company's Chief Executive Officer and Chairman of the Board of the Directors. The employment agreement grants Mr. Wright an option to purchase up to 6,000,000 shares of Common Stock, subject to certain vesting schedules.

                                                          Page  4  of  6  Pages
                                                               ---    ---


     As of April 15, 1995, the option vested with respect to 1,500,000 shares of Common Stock, at an exercise price of $0.35 per share. Further, the option vested with respect to up to: (i) an share, as of April 15, 1996, and
(ii) an additional 1,500,000 shares, at an exercise price of $3.00 per share, as of April 15, 1997. An additinal option to purchase up to 1,500,000 shares, at an exercise price of $3.00 per share, any vest provided that Mr. Wright remains an employee of the Company on April 15, 1998. The 3,000,000 options with an exercise price of $0.35 per share expire on April 14, 2004 and the 3,000,000 options with an exercise price of $3.00 per share expire on April 14, 2005. The options have been granted pursuant to the Company's 1996 Stock Option Plan.

     In addition, Mr. Wright acquired an aggregate of 297,500 shares of Common Stock, on the dtes and at the per share purchase prices set forth below:


                                                              Per Share
       Date                 Number of Shares               Purchase Price
       ----                 ----------------               --------------

    12/15/95                     100,000                         $1.00
      6/1/96                       2,000                         $5.88
     7/18/96                       5,000                         $5.50
     8/29/96                       2,000                         $2.50
      9/4/96                       1,000                         $1.75
    10/17/96                     162,500                         $1.50
     1/13/97                      25,000                         $1.50

     The 187,000 shares issued on October 17, 1996 and January 13, 1997 were issued in lieu of salary in the aggregate amount of $281,250, or $1.50 per share, and were registered on a Registration Statement on Form S-8, as filed with the Securities and Exchange Commission (the "Commission") on January 31, 1997.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     a.   4,797,500 shares (13.42%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS -  4,797,500 shares
          (See Item 6)
          SHARED VOTING AND DISPOSITIVE POWERS - None (See Item 6)

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

                                                          Page  5  of  6  Pages
                                                               ---    ---


7.   MATERIAL TO BE FILED AS EXHIBITS.

     Employment Agreement between the Company and Joseph R. Wright, Jr., dated as of April 15, 1995, and amendments thereto dated as of November 21, 1995 and September 12, 1996 (collectively, the "Employment Agreements").

     A copy of the Employment Agreements (including amendments thereto) have been filed as part of the Company's: (i) Current Reports on Form 8-K, dated as of May 1, 1995 and December 22, 1995, and (ii) Registration Statement on Form S-8, as filed with the Commission on January 31, 1997. Each of these documents has been filed with the Commission by the Company, and are incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

       INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

       INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            April 25, 1997                     /s/ Joseph R. Wright, Jr.
----------------------------------------       -------------------------------
               Date                                     Signature


                                                   Joseph R. Wright, Jr.
                                               -------------------------------
                                                        Name/Title


                                       6